EXHIBIT 99.1

Cellectis Reports Financial Results for the First Quarter 2026

Pivotal Phase 2 with lasme-cel in r/r B-ALL (BALLI-01 trial)

  Pivotal Phase 2 first interim analysis expected in Q4 2026
  BLA submission anticipated in 2028

Phase 1 with eti-cel in r/r NHL (NATHALI-01 trial)

  Full Phase 1 dataset expected in Q4 2026

Innovation

  Preclinical data on TALE-based epigenetic editing, a non-DNA cutting approach, to be presented at ASGCT

Servier (through Allogene): Interim pivotal data reported from the ALPHA3 trial of cema-cel (n=24)

  58.3% of patients in the cema-cel arm achieved MRD negativity versus 16.7% in the observation arm
  Favorable safety profile: no cases of CRS, ICANS, GvHD, or Treatment-Related Serious Adverse Events
  Study accrual expected to be completed by year-end 2027, interim EFS analysis in mid-2027, primary EFS analysis in mid-2028

Cash, cash equivalents and fixed-term deposits of $188 million as of March 31, 20261 provide runway into Q4 2027

NEW YORK, May 11, 2026 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today provided financial results for the first quarter 2026, ending March 31, 2026 and provided a business update.

"The interim pivotal data published by Allogene on cema-cel, a product originally developed by Cellectis as UCART19, are a proud validation of our vision: that allogeneic, off-the-shelf cell therapy candidates could deliver transformative outcomes for cancer patients. We believe this approach has the potential to dramatically expand access to CAR-T beyond what autologous therapies can reach today” said André Choulika, Ph.D., Co-Founder and Chief Executive Officer of Cellectis. “As we look ahead to Q4 2026, with the expected interim pivotal Phase 2 data for lasme-cel in relapsed or refractory B-ALL, and the full Phase 1 dataset for eti-cel in relapsed or refractory NHL, Cellectis is approaching its own defining moment. We are excited about what lies ahead."

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1 Cash, cash equivalents and fixed-term deposits include restricted cash of $2.3 million as of March 31, 2026 classified as current and non-current financial assets and fixed-term deposits of $150.6 million as of March 31, 2026, classified as current financial assets.

Allogeneic CAR-T Pipeline

Lasme-cel in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) - BALLI-01

The Pivotal Phase 2 BALLI-01 trial is ongoing.

Phase 1 data highlights :

  100% ORR in the target Phase 2 population
  83% overall response rate (ORR) at recommended Phase 2 dose (RP2D)
  In target Phase 2 population: all patients became eligible to transplant
  Favorable safety profile: low rates of ≥ grade 3 cytokine release syndrome (CRS) and immune effector cell-associated neurotoxicity syndrome (ICANS) at 2.5% and 5% respectively
  14.8 months median overall survival (OS) in patients who achieved minimal residual disease (MRD)-negative complete remission with incomplete hematology recovery (CR/CRi)

The first interim analysis for the pivotal Phase 2 of the BALLI-01 trial is expected in Q4 2026 (n=40). Cellectis anticipates submitting a Biologics License Application (BLA) in 2028.

Eti-cel in relapsed or refractory non-Hodgkin lymphoma (r/r NHL) – NATHALI-01

The Phase 1 NATHALI-01 trial is ongoing.

Preliminary Phase 1 data highlights:

  At current dose level: 88% ORR, 63% complete response (CR) rate after 2+ prior lines of therapy
  93% of subjects had prior CD19 CAR-T

Cellectis expects to present the full Phase 1 dataset in Q4 2026, including results from the low dose interleukin-2 (IL-2) combination cohorts.

TALE-based epigenetic editing platform to turn genes off without altering DNA

  On April 27, 2026, Cellectis announced new research on a TALE-based epigenetic editing approach, that does not cut or permanently modify the DNA sequence, making it a potentially safer alternative for genome editing, at the American Society of Gene and Cell Therapy (ASGCT) annual meeting, that is taking place on May 11-15, 2026.

Key data highlights:

  Cellectis developed TALEM (Transcription Activator-Like Effector-based epigenetic Modulators), engineered fusion proteins that precisely target genomic loci to switch genes on or off through epigenetic editing, without cutting or permanently modifying the DNA sequence. Using a high-throughput screening system capable of rapidly assembling and testing hundreds of TALEM candidates, Cellectis demonstrated >90% stable gene silencing across two distinct targets: a gene highly expressed in liver cells and a gene implicated in T-cell exhaustion, a key challenge in cancer immunotherapy.

The abstract is live on the ASGCT website. The poster will be available on Cellectis’ website on May 13, 2026 at 5 pm ET.

Partnerships

AstraZeneca – Joint Research and Collaboration Agreement

  Activities are continuing under the Joint Research and Collaboration Agreement with AstraZeneca, which leverages Cellectis’ gene editing expertise and manufacturing capabilities to develop up to 10 novel cell and gene therapy products for areas of high unmet medical need, including oncology, immunology and rare genetic disorders.

Servier (through its sublicensee Allogene) – Anti-CD19 CAR-T

Cema-cel is a product candidate licensed to Servier under the License, Development and Commercialization Agreement signed by and between les Laboratoires Servier and Institut de Recherches Internationales Servier (“Servier”) and Cellectis (the “Servier Agreement”) and sublicensed by Servier to Allogene in certain territories.

  On April 13, 2026, Cellectis highlighted the interim pivotal data announced by Allogene, from Allogene’s sponsored ALPHA3 trial evaluating cema-cel in first-line consolidation for large B-cell lymphoma (LBCL). Cema-cel is derived from the UCART19 product initially developed by Cellectis.

Key data highlights reported by Allogene:

  The futility analysis (n=24) showed that 58.3% of patients in the cema-cel arm achieved MRD negativity versus 16.7% in the observation arm, a 41.6% absolute difference. Allogene reported that based on specific benchmark literature, a difference of 25-30% in the MRD clearance could translate into meaningful clinical benefit at study completion.
  The cema-cel treatment was generally well-tolerated, with most patients (10/12) managed on an outpatient basis post-infusion and no cases of CRS, ICANS, graft-versus-host disease (GvHD), treatment-related Serious Adverse Events and no hospitalizations for treatment-related Adverse Events.
  Allogene announced that study accrual is anticipated to be complete by the end of 2027 and that it anticipates an interim Event-Free Survival (EFS) analysis in mid-2027 and the primary EFS analysis in mid-2028. If positive, Allogene announced that these results could support a BLA submission.

Under the Servier Agreement, Cellectis is eligible to up to $340 million in development and sales milestones as well as low double-digit royalties on sales of licensed CD19 products, including cema-cel developed in LBCL.

Iovance

  In May 2026, Iovance announced that a Phase 1/2 trial, IOV-GM1-201, is enrolling using IOV-4001, a PD-1 inactivated TIL therapy, in previously treated advanced melanoma and non-small cell lung cancer (NSCLC).

Subsequent events

  On April 20, 2026, Life Technologies Corporation (“LTC”), a subsidiary of Thermo Fisher, purported to terminate license agreements between LTC and Cellectis in 2014, which grant Cellectis non-exclusive rights under certain patents, the Halle Patent Therapeutic License, the Halle Patent Research License, and the GeneArt and Seamless Cloning Patent Therapeutic License (the « LTC Agreements »). This purported termination follows TFS’s allegations that we failed to comply with our obligations under the LTC Agreements, as previously disclosed. Simultaneously therewith, LTC commenced an arbitration before the American Arbitration Association, naming Cellectis S.A. and Cellectis Bioresearch, Inc. as Respondents. LTC’s arbitration demand alleges that Cellectis has breached the LTC License Agreements by underpaying sublicense royalties and otherwise failing to comply with our obligations under the LTC Agreements. According to us, this termination is invalid and LTC’s claims under this arbitration demand are without merit.

Financial Results

Cash: As of March 31, 2026, Cellectis had $188 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current financial assets. The Company believes its cash, cash equivalents and fixed-term deposits will be sufficient to fund its operations into Q4 2027.

This compares to $211 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current financial assets as of December 31, 2025. The $23 decrease was mainly driven by cash inflows of $13.0 million from revenue and $2.9 million of interest received from our financial and cash-equivalent investments, offset by payments to suppliers of $14.5 million, payroll-related payments (wages, bonuses and social charges) totaling $18.6 million, lease liability payments of $3.4 million, repayment of $1.4 million under the “PGE” loan, and capital expenditures of $0.3 million.

We currently foresee focusing our cash spending at Cellectis in supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of lasme-cel, eti-cel and potential new product candidates, and operating our state-of-the-art manufacturing capabilities in Paris (France) and Raleigh (North Carolina).

Revenues and Other Income: Consolidated revenues and other income were $7.5 million for the three-month period ended March 31, 2026, compared to $12.0 million for the same period in 2025. This $4.5 million decrease between the three-month periods ended March 31, 2025 and 2026 was mainly attributable to a $4.9 million decrease in revenues driven by the evolution of activities performed under the AZ JRCA.

R&D Expenses: Consolidated R&D expenses were $27.2 million for the three-month period ended March 31, 2026, compared to $21.9 million for the same period in 2025, representing an increase of $5.3 million, mainly due to a $3.6 million increase in personnel expenses and a $2.0 million increase in purchases and external expenses.

SG&A Expenses: Consolidated SG&A expenses were $5.6 million for the three-month period ended March 31, 2026, compared to $4.7 million for the same period in 2025. The $0.9 million increase was mainly due to a $0.4 million increase in stock-based compensation expenses and related social charges as well as a $0.4 million increase in purchases and other expenses.

Net financial gain (loss): We had a consolidated net financial gain of $7.4 million for the three-month period ended March 31, 2026, compared to a $3.9 million net financial loss for the three-month period ended March 31, 2025. This $11.4 million increase in net financial result reflects a $5.6 million increase in financial income and a $5.8 million decrease in financial expenses. The rise in financial income was mainly attributable to (i) a $4.5 million increase in non-cash gains on fair value measurements primarily explained by a $6.5 million gain on the fair value measurement of the Tranches A, B and C of EIB warrants in the three months ended March 31, 2026 compared to a $1.8 million gain in the three months ended March 31, 2025, (ii) a $2.0 million increase in foreign exchange gains, partially offset by (iii) a $1.1 million decrease in income from cash, cash equivalents and financial assets. The decrease in financial expenses was mainly due to a (i) $6.5 million decrease in foreign exchange loss, partially offset by (ii) a $0.2 million increase in interests on financial liabilities.

Net Income (loss) Attributable to Shareholders of Cellectis: Consolidated net loss attributable to shareholders of Cellectis was $17.8 million (or a $0.18 loss per share) for the three-month period ended March 31, 2026, compared to a $18.1 million net loss (or a $0.18 loss per share) for the three-month period ended March 31, 2025. The $0.4 million decrease in net loss was primarily driven by (i) a $11.4 million improvement in net financial result, from a net financial loss of $3.9 million as of March 31, 2025 to a net financial gain of $7.4 million as of March 31, 2026, partly offset by (ii) a $11.0 million increase in operating loss.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: Consolidated adjusted net loss attributable to shareholders of Cellectis was $16.1 million (or a $0.16 loss per share) for the three-month period ended March 31, 2026, compared to a net loss of $17.2 million (or a $0.17 loss per share) for the three-month period ended March 31, 2025.

The interim condensed consolidated financial statements of Cellectis have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2025.

Please see "Note Regarding Use of Non-IFRS Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION ($ in thousands)

	As of
	December 31, 2025	March 31, 2026
ASSETS
Non-current assets
Intangible assets	535	221
Property, plant, and equipment	38,788	37,401
Right-of-use assets	23,658	20,526
Non-current financial assets	5,088	4,820
Other non-current assets	20,025	21,286
Deferred tax assets	382	382
Total non-current assets	88,476	84,637
Current assets
Trade receivables	14,398	5,151
Subsidies receivables	7,800	7,594
Other current assets	5,383	6,142
Cash, cash equivalents and current financial assets	208,663	185,663
Total current assets	236,244	204,550
TOTAL ASSETS	324,720	289,187
LIABILITIES
Shareholders’ equity
Share capital	5,903	5,918
Premiums related to the share capital	437,445	439,137
Currency translation adjustment	(33,316)	(33,197)
Retained earnings (deficit)	(266,538)	(334,174)
Net income (loss)	(67,593)	(17,765)
Total shareholders’ equity	75,901	59,920
Non-current liabilities
Non-current financial liabilities	74,013	67,498
Non-current lease debts	27,725	25,947
Non-current provisions	1,329	1,324
Total non-current liabilities	103,067	94,770
Current liabilities
Current financial liabilities	10,460	8,904
Current lease debts	7,701	6,255
Trade payables	17,277	17,090
Deferred income and contract liabilities	96,803	93,062
Current provisions	1,169	965
Other current liabilities	12,342	8,220
Total current liabilities	145,752	134,497
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	324,720	289,187

Cellectis S.A. UNAUDITED INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS ($ in thousands, except share and per share amounts)

	For the three-month period ended March 31,
	2025	2026

Revenues and other income
Revenues	10,655	5,777
Other income	1,373	1,771
Total revenues and other income	12,029	7,548
Operating expenses
Research and development expenses	(21,932)	(27,188)
Selling, general and administrative expenses	(4,702)	(5,590)
Other operating income (expenses)	426	63
Total operating expenses and other operating income	(26,208)	(32,715)
Operating loss	(14,179)	(25,167)
Net financial gain (loss)	(3,948)	7,449
Income tax	0	(46)
Net loss	(18,128)	(17,765)
Basic and diluted net loss attributable to shareholders of Cellectis, per share ($/share)	(0.18)	(0.18)
Number of shares used for computing
Basic and diluted	100,156,559	100,527,276

Note Regarding Use of Non-IFRS Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS.
Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME (unaudited) ($ in thousands, except per share data)

	For the three-month period ended March 31,
	2025	2026

Net loss attributable to shareholders of Cellectis	(18,128)	(17,765)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	976	1,663
Adjusted net income (loss) attributable to shareholders of Cellectis	(17,152)	(16,102)
Basic and diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.17)	(0.16)
Weighted average number of outstanding shares, basic and diluted (units)	100,156,559	100,527,276

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow. Cellectis on LinkedIn and X.

Cautionary Statement
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipated,” “anticipates,” “believe,” “can,” “could,” “expected,” “expects,” “potential,” “potentially,” or “will” or the negative of these and similar expressions. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements include statements about the potential of the pivotal Phase 2 BALLI-01 trial and pivotal Phase 2 ALPHA3 trial to be registrational phases, the advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data and submission of regulatory filings (including without limitation, the date of BLA submission), the sufficiency of cash to fund operations, the potential benefit of our product candidates and technologies, the outcomes of our collaboration agreements, including with AstraZeneca, Servier, Allogene, and Iovance, the outcomes of the dispute with Life Technologies Corporation (“LTC”) and the arbitration initiated by LTC against us, and the financial position of Cellectis. These forward-looking statements are made in light of information currently available to us and are subject to significant risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. Among these are significant risks that the BALLI-01 Phase 1 data, as well as the pivotal ALPHA 3 trial interim data may not be validated by data from later stage of clinical trials and that our product candidate may not receive regulatory approval for commercialization. Particular caution should be exercised when interpreting results from Phase 1 studies and results and interim data relating to a small number of patients – such results should not be viewed as predictive of future results. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2025 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  Earnings_Q1_2026_PR_English (https://ml.globenewswire.com/Resource/Download/e2c5ce78-6d53-4bb0-b179-f9071042ed89)